Contact

www.linkedin.com/in/charlie-karustis-6a291b10 (LinkedIn)

Top Skills

Renewable Energy
Proposal Writing
Business Development

Charlie Karustis

Senior Director, Business Development at Triple Oak Power
Sudbury, Massachusetts, United States

Experience

Triple Oak Power

Senior Director, Business Development
September 2021 - Present (3 years 4 months)
Boston, Massachusetts, United States

Triple Oak Power's mission is to leverage the enormous potential of our natural resources to create integrated, diverse, and sustainable electricity infrastructure. With many decades of combined experience in the renewable energy sector, the Triple Oak team is focused on building value for investors, communities, and landowners through responsibly developed wind and other carbon-free generation projects.

Halo Energy, LLC

Chief Development Officer
April 2018 - Present (6 years 9 months)
Sudbury

Until now, wind energy generation has been economically viable only at a large scale. Building on over 10 years and $200M in research and development, Halo Energy has designed a revolutionary, shrouded micro wind turbine that provides unparalleled efficiency and finally allows micro wind to realize an extensive market share in the distributed energy sector. Like solar, the Halo wind turbine can be used in a broad range of on-site generation applications. Its compact size makes it uniquely suited for installation on telecommunications towers, offshore oil and gas platforms, commercial rooftops, and within industrial and business parks. Harnessing wind energy for commercial, industrial, and residential uses represents a massive global market that has gone relatively unrealized due to the inefficiencies of conventional wind turbines. Halo plans to change that narrative.

Yavi Services, LLC

Owner
July 2016 - Present (8 years 6 months)
Greater Boston Area

Yavi Services, LLC provides project development and management services for wind energy clients including market research, greenfield and repower site

identification and screening, fatal flaws analyses / due diligence, GIS mapping, land leasing, pre-construction environmental and engineering studies, local, state, and federal permitting, utility transmission interconnections, turbine micrositing, and power contract procurement.

Yavi Energy, LLC
Owner
October 2014 - June 2018 (3 years 9 months)
Sudbury, MA

In 2015, Charlie Karustis purchased an operating, under-performing wind farm in Palm Springs and procured a new 3 MW Renewable Market Adjusting Tariff (ReMAT) power purchase agreement with Southern California Edison. This was the first wind energy ReMAT contract issued in the State of California. Charlie performed due diligence studies, successfully converted the existing interconnection agreement to a new, smaller Wholesale Distribution Access Tariff (WDAT) GIA, and completed the California Independent System Operator (CAISO) New Resource Implementation Process. His O&M team was able to achieve a plant availability of 98% within one year of acquisition. Charlie sold the wind farm to a large wind energy developer multiples of what he had invested.

Ogin, Inc.
Senior Director, Business Development
August 2012 - June 2016 (3 years 11 months)
Waltham, MA

Responsible for wind energy project development throughout the U.S. Colaborating with in-house and external technical experts while managing all facets of project development, incuding site identification and due diligence, wind resource assessment, transmission and distribution grid interconnection, environmental permitting, civil, electrical, and geotechnical engineering, project construction, and asset management. Developing a project portfolio of more than 1,800 turbines through Greenfield development and the repowering of existing wind farms.

Iberdrola Renewables
Regional Director, Technical Services
September 2010 - March 2012 (1 year 7 months)

Managed the development of facility designs for wind, solar, and biomass energy projects throughout company's Mid Continent Region, incorporating wind resource assessments, civil, geotechnical, and electrical engineering analyses, environmental studies, and land use constraints. Facilitated the successful transition of projects internally between the company's development and construction teams.

Third Planet Windpower, LLC
Director of Development, Western Region
February 2009 - February 2011 (2 years 1 month)

Led a team of developers focused on executing a wind energy project pipeline of over 1,000 MW of early- and late-state projects encompassing prospecting, due diligence, land acquisition, wind data collection, regulatory interface and permitting, transmission interconnection and service studies, project pro forma development, and power purchase strategy and marketing.

Tetra Tech EC, Inc.
6 years 3 months

Vice President, Renewable Energy Program
January 2008 - March 2008 (3 months)

Served as Vice President of Tetra Tech EC's Renewable Energy Program, responsible for business and client development nationally.

National Director, Wind Energy Services
January 2006 - January 2008 (2 years 1 month)

Initiated Tetra Tech EC, Inc.'s Wind Energy Program in 2003 and was named National Director of Wind Energy Services in 2006, once the Program had become one of the company's largest sources of environmental consulting revenues annually. Directed business and client development while creating and enhancing internal service lines to better suit the needs of our wind energy clients.

Operations Manager
January 2002 - December 2005 (4 years)

Opened Tetra Tech EC, Inc.'s (previously Foster Wheeler Environmental Corporation) Portland, Oregon office with two full-time employees; managed all aspects of office operations and grew the office to 22 full-time employees in four-year period.

Education

Boston College
Bachelor of Science, Biology · (1986 - 1990)

Westfield High School
· (1983 - 1986)